EXHIBIT 99.1

Student Transportation Inc. Statement

Company Reaffirms Its Commitment to Shareholders

BARRIE, Ontario, July 26, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced that there have been no material or adverse changes in the Company's normal business plans or activity. The Company maintains full confidence in its business plan. Our current dividend program that has been in place for the past eight years remains in place, and there have been no plans to alter or change that program.

While we generally do not comment on reports of third parties, various individuals who state that they "stand to realize gains in the event that the price of the Company's stock falls" have issued a report that questions our business strategy and dividend policy.

As the Company is in the process completing its financial statements and reports for its fiscal year ended June 30, 2012 the Company is currently in a "black out period", which restricts us from releasing updated financial information. The Company, however, has always sought to provide full disclosure in its quarterly and audited year end financial statements, quarterly and annual MD&A and Annual Information Form, all of which are publically available. As previously stated on calls with many market analysts and in press releases, we have finished another good year of operations and growth.  Our cash flows from operations remain strong.  Our managed growth is continuing as more customers seek our services in the marketplace. Kids are going to school and we transport over 700,000 each school day.

The Company prides itself on its good operations, good governance, and the financial discipline to remain a good investment for valued shareholders.  We take our public trust seriously.  We value our relationship with our shareholders.  Our business has and we believe will continue to be successful.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities, and are subject to change to the extent such actual results differ from such expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com